October 7, 2008

Christopher White, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
150 F. Street, N.E.
Washington, D.C.  20549-7010

Re:	Boots & Coots International Well Control, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 13, 2008
Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008
Filed May 7, 2008 and August 5, 2008
File No. 1-13817

Dear Mr. White:

Thank you for the comments included in the staff’s letter dated September 24, 2008.  Each of the comments is reproduced below with specific responses in boldface print following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Selected Financial Data, page 20

1.
Amend your filing to briefly describe, or cross reference to a discussion thereof, any business combinations that materially affect the comparability of the information presented.  Refer to instruction 2 of Item 301 of Regulation S-K.

Response

We note that our acquisition of the hydraulic well control business (HWC) of Oil States International in March 2006 does materially affect the comparability of information in the selected financial data table.  We also note that the HWC acquisition is referenced and described in several locations throughout the filing (it is referenced in the footnotes to the Selected Financial Data table, for instance).  However, we acknowledge that it would be both consistent with instruction 2 and helpful to the reader to include specific reference to our acquisitions of HWC in March 2006 and StassCo (although immaterial) in July 2007 along with a cross reference to footnote E to the financial statements.  We propose to include the same in our next filing with the Commission that requires Selected Financial Data.

Christopher White
October 7, 2008

Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

2.
You state that your discussion under this item should be read in conjunction with other financial information contained in your periodic reports previously filed and incorporated by reference.  Refer to Exchange Act Rule 12b-23(b) regarding incorporation by reference.  Please amend this disclosure to comply with those provisions to clearly identify in the reference the page, paragraph and caption of the material incorporated. Provide an express statement as to the specified matter incorporated by reference at the particular place in the report where the information would be required.  In the alternative, consider making disclosure of such matters directly in your annual report where such incorporation would render the annual report incomplete, unclear or confusing.

Response

The incorporation by reference language was included in the filing inadvertently. We believe the disclosures contained in the annual report on Form 10-K are clear and complete and that it is not necessary to incorporate by reference any information from any other report.  Should we consider it necessary in future filings to incorporate any information by reference, we intend to fully comply with Rule 12b-23.

Liquidity, page 25

3.
Expand your discussion of cash provided by operating activities to address the causes for material changes in the line items of the components.  Refer to paragraph 4 of the instructions to Item 303(a) of Regulation S-K.

Response

We note your comment and the guidance provided by the instructions to Item 303(a) of Regulation S-K.  While we believe that changes in the components of cash provided by operating activities is readily accessible to the reader, in future filings we will expand our discussion of cash provided by operating activities to address material changes in line items of the components in accordance with Item 303(a) and your comment.

Consolidated Statements of Income, page F-4

4.
Amend your filing to disclose separately the amount of revenue and costs from sales of product and sales from services, or tell us why you do not believe such separate presentation is required.  Also disclose separately costs of tangible goods sold, expenses applicable to rental income, and costs of services.  Refer to Regulation S-X, Rule 5-03(b)(1) and (2).

Christopher White
October 7, 2008

Response

During the periods presented, our revenues from sales of products and rentals and expenditures associated with tangible goods sold and rental income was less than 10% or more of service revenues.  Our business principally involves the sale of a suite of pressure control and related services that are specialized, require a high degree of training and experience and are potentially hazardous.  As noted in the filing under Item 1 “Business”, as an ancillary component to providing certain of these services, we utilize specialized equipment. Generally, we supply our own equipment as a component of the services we provide and will charge the customer for our use of the equipment on their behalf.  Therefore, we do not believe that separate disclosure is necessary.

5.
You have presented the measure gross margin, yet you have omitted depreciation and amortization from its calculation.  Under Staff Accounting Bulletin 11.B., depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.  Please revise your presentation accordingly.

Response

We have reviewed the referenced disclosure and SAB 11.B and in future filings intend to eliminate the presentation of gross margin. With respect to the disclosure on page F-4, we note that it is clear that the line item “Costs of Revenues” exclude depreciation and amortization, and that we did provide a separate line item for depreciation and amortization.  Except for Note N on page F-24, we do not refer to gross margin as a measure of financial condition in the 10-K filing.

6.
Revise your statements of income to present interest expense separate from other non-operating income and from other non-operating expenses.  Refer to the requirements of Regulation S-X, Rule 5-03(b)(7), (8) and (9).  Also tell us why you have included legal settlements as non-operating expense which, if related to operating activities, should be classified as operating expense.  Please also explain to us why you have included MD&A disclosure detailing the components in this line for the 2006 to 2005 comparison but not for the 2007 to 2006 comparison.

Response

We have reviewed our disclosure and Rule 5-03(b)(7), (8) and (9) of Regulation S-X and in future filings intend to present interest income/expense separate from other non-operating income and expenses. We note that for the 2007 period, substantially all of the expense reported was interest expense on our subordinated debt and our term and revolving credit facilities, while other expenses/income were immaterial individually and in the aggregate. We acknowledge that legal settlements related to operating activities should be properly classified as operating expense and will report such expenses accordingly in future filings. We note that the amount of such settlements was immaterial (zero for both 2007 and 2006 and less than 1% of total costs and expenses for 2005) for all of the periods presented.

Christopher White
October 7, 2008

With respect to the change in presentation of “Interest Expense and Other”, we included the tabular presentation in our Form 10-K for the year ended December 31, 2006, to convey to readers in a concise manner the significant changes in such items that occurred between the 2005 and 2006, largely as a consequence of these credit arrangements. As noted above, for 2007, reported amounts consisted principally of interest expense and amortization of deferred financing costs on these same credit arrangements, which did not represent a material change from the 2006 period. Accordingly, we did not consider a tabular presentation of such information necessary.

Notes to Consolidated Financial Statements

B – Significant Accounting Policies, page F-7

7.
Please provide to us additional details as to how your revenue recognition policies for the WELLSURE® program comply with Staff Accounting Bulletin 101.  Separately address each of the three types of revenue in your response, and identify all of the parties involved and the contractual relationships among them.  In particular, explain why revenue recognition depends on when the insurance carrier bills the operator.  We may have further comment.

Response

Type (a) revenue for the Wellsure program consists of an agreement between Global Special Risk (GSR), the insurance carrier under the program, and Boots & Coots Services (BCS).  This agreement forms the basis for the first (persuasive evidence of an arrangement exists) of the four revenue realizable criteria set forth in Staff Accounting Bulleting (SAB) 101.  The Wellsure Program generates pre-event revenue for BCS.  The pre-event revenue is earned as a result of the agreement with GSR that entitles BCS to a predetermined percentage of the amount billed by GSR to a Wellsure client.  Wellsure clients typically agree to be a part of the Wellsure Program for a period of one year.  Based on the activity the Wellsure client anticipates for this year, GSR will set a deposit amount required by the Wellsure client.  Once this deposit amount is determined by GSR, GSR invoices the Wellsure client and notifies BCS of the deposit amount.  This event forms the basis for the third (the seller’s price to the buyer is fixed or determinable) of SAB 101 revenue realizable criteria.  It is only at this time that BCS can calculate the revenue earned on that deposit using the predetermined percentage rate.  This revenue is then amortized by BCS over the year for which it is applicable. This event forms the basis for the second (delivery has occurred or services have been rendered) of SAB 101 revenue realizable criteria.   The combination of all three of these factors contributes to the fourth (collectability is reasonably assured) of the SAB 101 revenue realizable criteria.

Christopher White
October 7, 2008

Type (b) revenue consists of revenue earned throughout the program year when Wellsure clients submit reports to GSR outlining their actual activity up to a specific point within that year.  It is only after the Wellsure client has submitted the activity report to GSR that additional billable amounts can be determined and invoiced to the Wellsure client.  This forms the basis for the first (persuasive evidence of an arrangement exists) of the four SAB 101revenue realizable criteria.    The timing of the report submittals are based on an agreement between GSR and the Wellsure client, and BCS has no influence on this timing.  Once notified of the additional billing to the Wellsure client, BCS is able to calculate the revenue earned based on the predetermined percentage rate. This forms the basis for the second (delivery has occurred or services have been rendered) of the SAB 101 revenue realizable criteria.  BCS cannot reasonably estimate the pre-event revenue prior to receiving the information from GSR as it is based on actual activity of the Wellsure client.  This forms the basis for the third (the seller’s price to the buyer is fixed or determinable) of the SAB 101 revenue realizable criteria.   The combination of all three of these factors contributes to the fourth (collectability is reasonably assured) of the SAB 101 revenue realizable criteria.

Type (c) revenue consists of revenue earned when a policy holder actually has an event and engages BCS to assist in managing the event.  This forms the basis of the first (persuasive evidence of an arrangement exists) of the four SAB 101 revenue realizable criteria. These revenues are recognized as the services are provided to the Wellsure client.  This forms the basis of the second (delivery has occurred or services have been rendered) of the SAB 101 revenue realizable criteria.  The revenue BCS earns is based on actual BCS personnel performing services billed at a predetermined day rate.  This forms the basis for the third (the seller’s price to the buyer is fixed or determinable) of the SAB 101 revenue realizable criteria.   The combination of all three of these factors contributes to the fourth (collectability is reasonably assured) of the SAB 101 revenue realizable criteria.

In summary, we believe the three types of Wellsure revenue have been properly accounted for , and, additionally, the total Wellsure revenue is insignificant (less than 3% in both 2007 and 2006 and less than 7% in 2005) to the total Boots & Coots revenue.

8.
You have disclosed elsewhere in your filing that you assemble units at your Louisiana facility which become part of your fleet.  Amend your filing to disclose your accounting policy for self-constructed assets, or tell us why such disclosure is not required.

Response

The BCS accounting policy for self-constructed assets includes applicable labor and overhead, but the amounts are not significant to the overall assets or to the financial statements.

Thank you again for your comments.  We believe none of the comments individually or in the aggregate, nor qualitatively or quantitatively, have a material effect on our financial statements and therefore we intend to incorporate disclosure responsive to your comments in our filings beginning with the third quarter 2008.

Christopher White
October 7, 2008

We hereby acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosures in our filings with the U.S. Securities and Exchange Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call with any questions or additional comments regarding the preliminary proxy statement or this letter.  I can be reached at (281) 931-8884.

/s/ Cary Baetz
Cary Baetz
Chief Financial Officer

cc:	Gary Newberry
United States Securities and Exchange Commission
Division of Corporation Finance

Sandra Eisen
United States Securities and Exchange Commission
Division of Corporation Finance